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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                  SCHEDULE TO
                                 (RULE 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                               DIME BANCORP, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                               DIME BANCORP, INC.
                       (NAME OF FILING PERSON (OFFEROR))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                     25429Q
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              JAMES E. KELLY, ESQ.
                                GENERAL COUNSEL
                               DIME BANCORP, INC.
                                589 FIFTH AVENUE
                                   3RD FLOOR
                            NEW YORK, NEW YORK 10017
                                 (212) 326-6170
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
         RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON)

                                    COPY TO:

                            MITCHELL S. EITEL, ESQ.
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000
                            ------------------------
                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------------------------------------------------
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                   TRANSACTION VALUATION*                                        AMOUNT OF FILING FEE
-------------------------------------------------------------------------------------------------------------------------
                        $244,937,952                                                  $48,987.59
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 13,607,664 shares of common stock, par value $0.01 per share, at the maximum tender offer price of $18.00 per share in cash.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:         Not applicable           Filing Party:    Not applicable
Form or Registration No.:       Not applicable           Date Filed:      Not applicable

[ ] Check the appropriate box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]  third-party tender offer subject to Rule 14d-1.
     [X]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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

     This Issuer Tender Offer Statement on Schedule TO relates to the tender offer by Dime Bancorp, Inc., a Delaware corporation, to purchase up to 13,607,664 shares of its common stock, par value $0.01 per share, including the associated preferred stock purchase rights issued pursuant to the Stockholder Protection Rights Agreement, dated as of October 20, 1995, as amended, between Dime and The Dime Savings Bank of New York, FSB, as rights agent. Dime is offering to purchase these shares at a price not greater than $18.00 nor less than $16.00 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. Dime's offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 1, 2000, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer.

     This Issuer Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended. Because Dime is making an issuer tender offer during the pendency of an unsolicited exchange offer by North Fork Bancorporation Inc. for all issued and outstanding common stock of Dime, this filing is also in satisfaction of the requirements of Rule 13e-1 promulgated under the Exchange Act.

     The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B), respectively, is incorporated in this Schedule TO by reference, in answer to Items 1 through 11 of this Issuer Tender Offer Statement on Schedule TO.

ITEM 12.  EXHIBITS.

(a)(1)(A)   Offer to Purchase, dated August 1, 2000.
(a)(1)(B)   Letter of Transmittal.
(a)(1)(C)   Notice of Guaranteed Delivery.
(a)(1)(D)   Letter to Brokers, Dealers, Commercial Banks, Trust
            Companies and Other Nominees, dated August 1, 2000.
(a)(1)(E)   Letter to Clients for use by Brokers, Dealers, Commercial
            Banks, Trust Companies and Other Nominees, dated August 1,
            2000.
(a)(1)(F)   Guidelines for Certification of Taxpayer Identification
            Number on Substitute Form W-9.
(a)(1)(G)   Summary Advertisement, as published on August 1, 2000.
(a)(1)(H)   Letter to Participants in the North American Mortgage
            Company Retirement and 401(k) Savings Plan, dated August 1,
            2000.
(a)(1)(I)   Letter to Participants in Dime's Retirement 401(k)
            Investment Plan, dated August 1, 2000.
(a)(2)-(4)  Not applicable.
(a)(5)(A)   Press Release, dated August 1, 2000.
(b)         Not applicable.
(d)(1) Investment Agreement, dated as of July 6, 2000, between Dime and Warburg, Pincus Equity Partners, L.P. (incorporated by reference to Exhibit 2.1 of Dime's Current Report on Form
            8-K filed on July 11, 2000)(SEC file no. 001-13094).
(d)(2) Stockholder Protection Rights Agreement (incorporated by reference to Exhibit (1) of Dime's Form 8-A filed on November 3, 1995) (SEC file no. 001-13094).
(d)(3)      Amendment to Stockholder Protection Rights Agreement, dated
            July 6, 2000 (incorporated by reference to Exhibit (6) of
            Dime's Form 8-A/A filed on July 12, 2000) (SEC file no.
            001-13094).
(d)(4) Employment Agreement, dated as of July 6, 2000, between Dime and Anthony P. Terracciano.
(g)         Not applicable.
(h)         Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          DIME BANCORP, INC.

                                          By: /s/ JAMES E. KELLY
                                            ------------------------------------
                                          Name: James E. Kelly
                                          Title:  General Counsel

Dated:  August 1, 2000

                                 EXHIBIT INDEX

 EXHIBIT
  NUMBER                            DESCRIPTION
 -------                            -----------
(a)(1)(A)   Offer to Purchase, dated August 1, 2000.
(a)(1)(B)   Letter of Transmittal.
(a)(1)(C)   Notice of Guaranteed Delivery.
(a)(1)(D)   Letter to Brokers, Dealers, Commercial Banks, Trust
            Companies and Other Nominees, dated August 1, 2000.
(a)(1)(E)   Letter to Clients for use by Brokers, Dealers, Commercial
            Banks, Trust Companies and Other Nominees, dated August 1,
            2000.
(a)(1)(F)   Guidelines for Certification of Taxpayer Identification
            Number on Substitute Form W-9.
(a)(1)(G)   Summary Advertisement, as published on August 1, 2000.
(a)(1)(H)   Letter to Participants in the North American Mortgage
            Company Retirement and 401(k) Savings Plan, dated August 1,
            2000
(a)(1)(I)   Letter to Participants in Dime's Retirement 401(k)
            Investment Plan, dated August 1, 2000
(a)(2)-(4)  Not applicable.
(a)(5)(A)   Press Release, dated August 1, 2000.
(b)         Not applicable.
(d)(1)      Investment Agreement, dated as of July 6, 2000, between Dime and Warburg, Pincus Equity Partners, L.P. (incorporated by reference to Exhibit 2.1 of Dime's Current Report on Form
            8-K filed on July 11, 2000)(SEC file no. 001-13094).
(d)(2)      Stockholder Protection Rights Agreement (incorporated by
            reference to Exhibit (1) of Dime's Form 8-A filed on
            November 3, 1995)(SEC file no. 001-13094).
(d)(3)      Amendment to Stockholder Protection Rights Agreement, dated
            July 6, 2000 (incorporated by reference to Exhibit (6) of
            Dime's Form 8-A/A filed on July 12, 2000)(SEC file no.
            001-13094).
(d)(4)      Employment Agreement, dated as of July 6, 2000, between Dime and Anthony P. Terracciano.
(g)         Not applicable.
(h)         Not applicable.